UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

February 16, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Sundt AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
CGS Holdings AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Helene Sundt AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Christian Gruner Sundt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Else Helene Sundt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Leiv Askvig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Jakob Asif Iqbal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,016,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,016,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,016,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.77%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

Item 1.

(a)	Name of Issuer
Energy Recovery, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1717 Doolittle Drive, San Leandro, CA 94577

Item 2.

(a)	Name of Person Filing

Sundt AS
CGS Holdings AS
Helene Sundt AS
Christian Gruner Sundt
Else Helene Sundt
Leiv Askvig
Jakob Asif Iqbal

(b)	Address of Principal Business Office or, if none, Residence
Dronningen 1, 2087 Oslo, Norway

(c)	Citizenship
Norway is the country of citizenship for each Reporting Person.

(d)	Title of Class of Securities
Common Stock, $0.001 par value

(e)	CUSIP Number
29270J100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Sundt AS:	3,016,474 shares
CGS Holdings AS:	3,016,474 shares
Helene Sundt AS:	3,016,474 shares
Christian Gruner Sundt:	3,016,474 shares
Else Helene Sundt:	3,016,474 shares
Leiv Askvig:	3,016,474 shares
Jakob Asif Iqbal:	3,016,474 shares

(b)	Percent of class: 5.77%*

* Based on 52,257,286 shares of the Issuer’s common stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Sundt AS:	0
CGS Holdings AS:	0
Helene Sundt AS:	0
Christian Gruner Sundt:	0
Else Helene Sundt:	0
Leiv Askvig:	0
Jakob Asif Iqbal:	0

(ii)	Shared power to vote or to direct the vote:

Sundt AS:	3,016,474
CGS Holdings AS:	3,016,474
Helene Sundt AS:	3,016,474
Christian Gruner Sundt:	3,016,474
Else Helene Sundt:	3,016,474
Leiv Askvig:	3,016,474
Jakob Asif Iqbal:	3,016,474

(iii)	Sole power to dispose or to direct the disposition of:

Sundt AS:	0
CGS Holdings AS:	0
Helene Sundt AS:	0
Christian Gruner Sundt:	0
Else Helene Sundt:	0
Leiv Askvig:	0
Jakob Asif Iqbal:	0

(iv)	Shared power to dispose or to direct the disposition of:

Sundt AS:	3,016,474
CGS Holdings AS:	3,016,474
Helene Sundt AS:	3,016,474
Christian Gruner Sundt:	3,016,474
Else Helene Sundt:	3,016,474
Leiv Askvig:	3,016,474
Jakob Asif Iqbal:	3,016,474

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2016	Sundt AS

	By:	/s/ Jakob A. Iqbal
Name: Jakob A. Iqbal
Title: Investment Director

CGS Holdings AS

	By:	/s/ Leiv Askvig
Name: Leiv Askvig
Title: Chief Executive Officer

Helene Sundt AS

	By:	/s/ Leiv Askvig
Name: Leiv Askvig
Title: Chief Executive Officer

/s/ Christian Gruner Sundt
Christian Gruner Sundt

/s/ Else Helene Sundt
Else Helene Sundt

/s/ Leiv Askvig
Leiv Askvig

/s/ Jakob Asif Iqbal
Jakob Asif Iqbal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention:      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

 Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $0.001 per share, of Energy Recovery, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: February 24, 2016	Sundt AS

	By:	/s/ Jakob A. Iqbal
Name: Jakob A. Iqbal
Title: Investment Director

CGS Holdings AS

	By:	/s/ Leiv Askvig
Name: Leiv Askvig
Title: Chief Executive Officer

Helene Sundt AS

	By:	/s/ Leiv Askvig
Name: Leiv Askvig
Title: Chief Executive Officer

/s/ Christian Gruner Sundt
Christian Gruner Sundt

/s/ Else Helene Sundt
Else Helene Sundt

/s/ Leiv Askvig
Leiv Askvig

/s/ Jakob Asif Iqbal
Jakob Asif Iqbal